September 8, 2010

Catherine T. Brown
Securities and Exchange Commission
Fax 202 772 9204

Re: Amendment No. 5 to Registration Statement on form S-1
File No. 333-155486

Thank you for your letter dated June 9, 2010 and commenting on our S-1 filing, please find below our answers to your comments.

Summary of Offering by the Company, page 6

1.
We reviewed your response to comment five in our letter dated May 24, 2010 and your revised disclosure under this heading. Please revise the Prospectus cover page to clarify that if you “sell all two million shares before 90 days elapse after the registration statement become effective,” you will terminate the offering.

We have amended our documents Prospectus cover page to state that if we sell all two million shares before 90 days elapse after the registration statement becomes effective, we will terminate the offering.

Dilution, page 15

2.
We reviewed your response to comment seven in our letter dated May 24, 2010. Assuming 100% of the shares are sold, net tangible book value per share after the offering would be $78,887 calculated as [($9,613) original book value + 100,000 contribution- $1500 in offering expenses] divided b the total number of shares after the offering of 7,000,000 or .00.0113 per share calculated as $78,887 divided by 7,000,000 shares. The increase to the existing stockholder would be $0.0152 per share and the dilution to new investors would be $0.0387 per share. Please revise dilution discussion and table accordingly.

Ya Zhu Silk Inc.
www.yazhusilk[dot]com
info@yazhusilk[dot]com
Phone (775) 284-3710

According to Item 511 of Regulation S-K, we have itemized the offering expensesunder the section titled USE OF PROCEEDS all expenses in connection with the issuance and distribution of the securities to be registered, including TransferAgent fees, Legal and Accounting Fees and Printing. Therefore, we considered “Offering expenses” in the dilution calculations as $5,700. That is the reason why our calculation differs from yours, since our offering expenses are equal to $5,700 instead of $1,500.00 (related to only the transfer agent cost). We have reviewed and revised our table as we did have a calculation error in our numbers.

Certain Relationship and Related Transactions, page 48

3.  We reviewed your response to comment eight in our letter dated May 24, 2010 and your revised disclosure under this heading. Please revise to provide all the information set forth in Item 404(a) of regulation S-K. Refer to Item 404(d)(1)

We have revised our document to reflect the required disclosure to meet the requirements set forth in item 404(a) of regulation S-K, referring to item 404(d)(1)

Description Exhibits, page 50

Please revise the description of your exhibit 5 opinion to delete the reference to the letter of Moore & Associates

4.	We have removed any reference to the letter of Moore & Associates on the description of exhibit 5.

Sincerely,
//Ya Zhu

Ya Zhu Silk Inc.
www.yazhusilk[dot]com
info@yazhusilk[dot]com
Phone (775) 284-3710